Exhibit 99.3

PORTABLES UNLIMITED, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2011

C O N T E N T S

Page

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2011

    UNAUDITED CONSOLIDATED BALANCE SHEET   2

    UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND MEMBERS' DEFICIT   3

    UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS   4

    NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS   5-11

PORTABLES UNLIMITED, LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,336
Accounts receivable, less allowance		
for doubtful accounts of $324,941		1,137,716
Accounts receivable - member		142,951
Accounts receivable - related parties		2,029,609
Commission receivable		3,449,941
Inventories		1,290,437
Due from officer		426,330
Due from related parties		375,737
Prepaid expenses and other current assets		214,162
Total Current Assets		9,068,218
PROPERTY AND EQUIPMENT, net		2,218,422
OTHER ASSETS		
Other intangible assets, net of amortization		223,557
Deposits		113,853
Total Other Assets		337,410
TOTAL ASSETS	$	11,624,050

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable	$	7,356,109
Accounts payable - related parties		200,000
Commissions payable		3,093,764
Line of credit		1,300,000
Line of credit and interest payable - related party		2,547,467
Accrued expenses and other liabilities,		
including bank overdraft of $802,784		1,236,715
Note Payable		4,745,651
Loans and interest payable		155,162
Loan and interest payable - related party		1,132,500
Due to related parties		857,004
Due to member		200,000
Total Current Liabilities		22,824,373
COMMITMENTS AND CONTINGENCIES		
MEMBERS' DEFICIT		
Due from members		(11,108,552)
Members' deficit		(91,771)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	11,624,050

See notes to unaudited consolidated financial statements.

PORTABLES UNLIMITED, LLC AND SUBSIDIARIES		
UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND MEMBERS' DEFICIT		
FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2011		
REVENUES		
Net sales	$	33,416,120
Commission income		29,527,662
Total Revenues		62,943,782
COST OF GOODS SOLD		
Costs of sales		31,905,889
Commission expense		22,655,173
Total Cost of Goods Sold		54,561,062
GROSS PROFIT		8,382,720
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		5,902,763
INCOME FROM OPERATIONS		2,479,958
OTHER INCOME (EXPENSE)		
Interest expense		(643,807)
NET INCOME		1,836,151
MEMBERS' DEFICIT - Beginning of Period		(1,927,921)
MEMBERS' DEFICIT - End of Period	$	(91,771)

See notes to unaudited consolidated financial statements.

PORTABLES UNLIMITED, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,836,168
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation and amortization of property and equipment		250,299
Deferred rent		(10,010)
Changes in:		
Accounts receivable		207,746
Accounts receivable - member		(58,083)
Accounts receivable - related parties		(1,372,530)
Commissions receivable		(722,769)
Inventories		75,686
Prepaid expenses and other current assets		(106,643)
Deposits		(4,461)
Accounts payable		248,567
Accounts payable - member		(8,719)
Accounts payable - related parties		168,900
Commissions payable		(1,055,252)
Accrued expenses and other liabilities		830,434
Net Cash Provided by Operating Activities		279,334
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from officer		(283,653)
Due to/from related parties		280,097
Due to member		200,000
Due from members		(882,011)
Purchase of intangible assets		71,859
Purchase of property and equipment		(507,299)
Net Cash Used in Investing Activities		(1,121,007)
CASH FLOWS FROM FINANCING ACTIVITIES		
Line of credit and interest payable - related party		2,547,467
Note payable		(2,504,779)
Loans and interest payable		(192,838)
Loan and interest payable - officer		(198,497)
Loan and interest payable - related party		(437,909)
Net Cash Used in Financing Activities		(786,555)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,628,229)
CASH AND CASH EQUIVALENTS		
Beginning of period		1,629,564
End of period	$	1,336
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the period for:		
Interest	$	671,840

See notes to unaudited consolidated financial statements.

PORTABLES UNLIMITED, LLC AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Credit Risk

Portables Unlimited, LLC ("Portables") was formed on August 20, 2008 and commenced operations on January 1, 2009, when the T-Mobile master distributor agreements of its two members were combined and assigned to Portables. The Company also purchased inventory of $4,187,717, fixed assets of $1,697,980 and other intangible assets consisting of customer lists and lease acquisition costs of $177,582 from its members on January 1, 2009. Portables operates as an authorized master distributor for T-Mobile. Substantially all of Portables' revenue is derived from the wholesale distribution of T-Mobile wireless communication services and equipment. The agreement with T-Mobile is for three years through January 1, 2012.

In addition to the wholesale distribution business, Portables also owned and operated several retail stores and kiosks which sold wireless communication equipment and services, through its wholly owned subsidiaries Wireless Champs Northeast, LLC, Wireless Champs West, LLC, Wireless Champs South, LLC and Wireless Champs Central, LLC. In 2010, approximately 84% of the retail locations were closed. As discussed in Note 6, the Company has operating agreements in place with independent third parties for the remaining retail locations.

Principles of Consolidation

The consolidated financial statements include the accounts of Portables Unlimited, LLC and its subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated in the consolidation.

Exclusion of Related Party Lessor from Consolidation

As described in Note 6, the Company, commencing in January 2009, subleases its principal facility from one of its members. The member began leasing the facility in December 2005 from a related party, AUM Realty, LLC ("AUM"). The Company's management has assessed whether AUM should be consolidated pursuant to FASB ASC 810 *Consolidations*. ASC 810 is not a "rules based" standard and thereby includes limited circumstances under which it can be conclusively determined whether an entity should be consolidated. Management believes that AUM is not a variable interest entity ("VIE") as defined in ASC 810 because AUM was adequately capitalized. Equity contributions from AUM's owners exceeded 20% of the acquisition costs of the property. Management believes that this is, according to ASC 810 criteria, "sufficient to permit the entity to finance its activities without additional subordinated financial support." The Company and the owners of AUM provided guarantees of AUM's Rockland County Industrial Development Agency ("IDA") supported bank loan. Such a guarantee constitutes a form of "subordinated financial support," which provides a contrary indication to management's assessment that AUM is not a VIE. Management believes, however, that the guarantees were not necessary for AUM to finance its activities, and its equity capital was sufficient to support its activities if necessary, but the guarantees were only required under IDA rules in order to obtain the reduced financing costs of the IDA support. Management believes that the same is true at September 30, 2011.

Exclusion of Related Party Lessor from Consolidation

Based on this assessment, management believes that AUM is not a VIE and therefore is not consolidated as a component of these consolidated financial statements. If the matter were to be assessed differently, these consolidated financial statements would have included AUM's assets (principally land and building), liabilities (principally loan payable) and expenses, with the excess of AUM's assets over liabilities shown as a "noncontrolling interest" (i.e., the net assets belonging to the related parties that own AUM).

Revenue Recognition

Revenue from the sale of equipment is recognized upon shipment or when purchased at Company retail locations. Commission income is recognized upon activation of wireless communication services with T-Mobile.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of less than three months to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for all receivables not expected to be collected. The Company generally does not require deposits. The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances when the Company is aware of a specific customer's inability to meet its financial obligations (e.g., termination of service), the Company records a specific reserve for bad debts against amounts due. For all other instances, the Company recognizes reserves based on historical experience and review of the individual accounts outstanding.

Inventories

Inventory consists of cell phones and related accessories and is stated at lower of cost (first-in, first-out basis) or market.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets indicated in Note 3. Amortization of leasehold improvements is computed by the straight-line method over the lease terms, as indicated in Note 3, unless the estimated useful life is shorter.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Members are taxed individually on their share of partnership earnings.

The Company follows FASB ASC 740, *Income Taxes*, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is subject to audit by federal, state and local income tax authorities for all periods since its inception in 2008.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commissions receivable represents amounts due from T-Mobile for activations of service contracts for customers through the sub-dealers serviced by the Company. Commission payable represents the portion of commissions due to the sub-dealers for these activations, net of amounts due from sub-dealers for equipment purchases. The agreements with the sub-dealers contain the right to offset.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at September 30, 2011:

		Life in Years
Office equipment	$ 238,640	5
Furniture and fixtures	197,379	7
Leasehold improvements	2,365,308	5-15
	2,801,327	
Less: Accumulated depreciation and amortization	582,904	
	$ 2,218,423	

Depreciation and amortization expense for the nine months ended September 30, 2011 amounted to $178,441.

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the costs to acquire customer lists in the amount of $86,250 at September 30, 2011, as part of the Company's acquisitions of wholesale master dealers and retailers. The costs are being amortized over their estimated useful lives of five years. The Company reviews the lists annually, and records a write off for customers that are no longer doing business with the Company. In Addition the company has recorded goodwill in the amount of $1,183,166. Accumulated amortization of these costs at September 30, 2011 is $1,045,859.

The future amortization expense of the customer lists for the twelve months ended December 31, are as follows:

2012	$ 96,128
2013	87,571
2014	39,858
	$ 223,557

5. RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMER

In January 2011, the Company entered into a line of credit agreement with a related party that has common ownership with one of its members in the amount of $3,000,000. Interest on the line is due and payable on demand at 5.6%. The unpaid balance of $2,507,350 at September 30, 2011 includes interest of $42,118 and was paid on October 5, 2011. Total interest expenses on the line amounted to $124,092 for the nine months ended September 30, 2011.

During 2010, the Company received advances totaling $2,500,000 from a related party that has common ownership with one of its members. The advances bear interest at 24% per annum. The Company repaid $1,000,000 of the advances during 2010 and $375,000 during the nine months ended September 30, 2011. The remaining unpaid balance of $1,132,500 at September 30, 2011, includes accrued interest of $7,500, was paid on November 4, 2011. Total interest expense on the advances amounted to $117,667 for the nine months ended September 30, 2011.

In January 2011, the Company repaid $198,497 to an officer of the Company who is also a shareholder of one of the members of the Company for amounts borrowed and unpaid at December 31, 2010.

During 2010, the Company provided advances to one of its officers in the amount of $138,912. The Company provided additional advances of $27,000 during the nine months ended September 30, 2011. The total unpaid advances of $429,877 at September 30, 2011, are due on demand, non-interest bearing and are expected to be collected prior to January 1, 2012.

The Company provided advances to various related parties that have common ownership with the Company's members or are owned by shareholders of the Company's members. The advances of $230,491 at September 30, 2011 are due on demand, non-interest bearing and are expected to be collected prior to January 1, 2012.

The Company received advances from various related parties that have common ownership with the Company's members or are owned by shareholders of the Company's members. The advances of $560,209 at September 30, 2011 are due on demand, non-interest bearing and are expected to be paid prior to January 1, 2012.

The Company purchased wireless communication equipment from one of its members that amounted to $177,320 for the nine months ended September 30, 2011. The Company also sold other wireless communication equipment to the same member that amounted to $904,458 for the nine months ended September 30, 2011. Accounts receivable related to sales to the member net of amounts payable to the member for purchases amounted to $28,647 at September 30, 2011.

The Company purchased wireless communication equipment and accessories from related parties that have common ownership with its members that amounted to $358,470 for the nine months ended September 30, 2011.

The Company sells wireless communication equipment to several related parties that have common ownership with its members that amounted to $5,711,771 for the nine months ended September 30, 2011. Accounts receivable related to these sales at September 30, 2011 of $759,689 is expected to be collected prior to January 1, 2012.

The Company subleases real property from one of its members as discussed in Note 7. The Company subleases a portion of this space to a related party and received $13,500 of sublease income for the nine months ended September 30, 2011.

The Company received an advance of $200,000 in February 2011 from a member which is payable on demand and is non-interest bearing.

The Company also utilizes a portion of a warehouse facility owned by another of its members at no charge.

6.   COMMITMENTS AND CONTINGENCIES

Lease Obligations

On July 7, 2005, a related party, AUM Realty, LLC ("AUM"), purchased real property consisting of a building and parking lot located in Nanuet, New York for $2,050,000 and simultaneously transferred title to, and entered into a lease agreement with, The Rockland County Industrial Development Agency, with a bargain purchase option upon expiration of the lease. A member of the Company, entered into a sublease agreement with AUM for the same period as the lease agreement, expiring in July 2015, which requires minimum monthly rent payments and all operating expenses and PILOT payments (real estate taxes). In addition, AUM borrowed $1,628,000 from a bank secured by a first mortgage on the property. This loan is guaranteed by the Company's member.

Beginning January 1, 2009, the Company entered into a sublease agreement with its member on a month-to-month basis for this property.

The Company also leases two other warehouses and 28 retail stores and kiosks. These leases require monthly payments and expire at various dates through 2017. The Company has operating agreements in place with the all of the retail stores and kiosks whereby independent third parties (the "operators") operate the retail locations and provide specific services as outlined in the operating agreements. The leases for these locations remain in the name of the Company but are subleased by the operators of the locations. Rent expense is being recorded using the straight-line basis over the term of the leases in accordance with accounting principles generally accepted in the United States of America.

The future minimum annual rental commitments as of September 30 are as follows:

2011	$ 984,252
2012	1,340,504
2013	454,571
2014	261,356
2015	180,501
Thereafter	88,416
	$ 3,309,600

Rent expense, net of sublease income for retail locations of $1,615,511, amounted to $447,350 of which $213,289 was paid to one of the Company's members under the sublease agreement for the nine months ended September 30, 2011.

<u>Lines of Credit</u>

The Company maintains a line of credit with one of its primary banks. The line of credit consists of $1,125,000 secured by a certificate of deposit owned by a member of the Company at September 30, 2011 and $175,000 at September 30, 2011 unsecured, for a combined revolving line of $1,300,000. Interest on the line is due and payable on a monthly basis at the adjusted one-month LIBOR rate (1.87% at September 30, 2011). In October 2011, the certificate of deposit was increased to $1,300,000 and the line of credit was then fully secured.

The line is guaranteed by a member of the Company and its shareholders have provided personal guarantees. The borrowings under the line totaled $1,300,000 at September 30, 2011. The line expires on August 31, 2012.

The Company also has a line of credit with American Express for an amount up to $2,000,000, which is secured by a certificate of deposit owned by a member of the Company in the amount of $2,017,354 held at American Express Bank. The certificate of deposit matured on November 1, 2011 and renews automatically every 90 days. At times, the outstanding balances may exceed $2,000,000. The Company also has an additional $600,000 of unsecured credit with American Express.

At September 30, 2011, the Company had an outstanding balance of $1,749,966 against these lines, which is included in accounts payable.

7.   NOTE PAYABLE

In November 2010, the Company entered into a promissory note and repayment agreement with T-Mobile, whereby $7,250,430 of the Company's past due accounts payable to T-Mobile was converted into a note payable in semi-monthly installments of $150,000. These payments were made including interest at 8.6% per annum through May 31, 2011 when the remaining balance was originally due. The note was extended without interest to August 31, 2011 and semi-monthly installments of $150,000 of principal only were made. In September, two installments of $150,000 including interest at 8.6% per annum were made. On October 11, 2011, the note was amended and the then principal balance of $4,757,187 is due in installments of $2,500,000 payable no later than November 10, 2011, this payment was made to TMO on November 7, 2011 and $1,400,000 payable no later than December 10, 2011. If these payments are made timely, the final installment of $857,187 due December 20, 2011, will be waived. If the Company defaults on any of the payment obligations, interest at 8.6% per annum will be due on the outstanding balance. The note is personally guaranteed by three officers of the Company.

8.   LOANS PAYABLE

On September 20, 2010, the Company entered into a promissory note agreement with an individual for $150,000. The note was due on demand with interest payable at 3% and was repaid in January 2011.

In 2010, the Company received advances from an individual totaling $198,000. During the nine months ended September 30, 2011, the Company repaid $146,700 of the advances and received additional advances of $100,000. The unpaid advances of $154,823 at September 30, 2011, of which $100,000 is non-interest bearing, are due on demand. On November 18, 2011, $50,000 was repaid towards the non-interest bearing portion.

9. SECURITY INTEREST

   T-Mobile holds a security interest in all of the Company's inventory and accounts receivable at September 30, 2011.

10. DUE FROM MEMBERS

   Due from members is payable on demand and is non interest bearing. It has been classified as a contra-equity account rather than as an asset as its collectibility is dependent on the future cash flow of the Company to be sufficient to pay distributions to the members.

11. PROFIT SHARING PLAN

   The Company has a qualified 401(k) plan covering all eligible employees. The plan provides for contributions by the Company in such amounts as decided by management. The Company has not made contributions to the plan for the period ended September 30, 2011.

12. SUBSEQUENT EVENTS

   In October 2011, a definitive agreement was signed whereby one of the Company's two members sold its 50% interest in the Company to another entity. Subsequently, a further equity investment will be made so that the new member will own an aggregate of 55% of the Company. Concurrent with the closing of this transaction, the due from members balance applicable to the selling member, which totaled $3,641,350 at September 30, 2011 and $1,552,104 at November 23, 2011, will be repaid.

   Legal and Audit fees related to the transaction, as of November 23, 2011, are approximately $450,000.